Exhibit 1.01

Conflict Minerals Report

This Conflict Minerals Report (“Report”) of Allied Healthcare Products, Inc., a Delaware corporation (“Allied”, the “Company”, “we”, or “us”) for the year ended December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule”). Certain terms in this Report are defined in the Rule and our Specialized Disclosure Report on Form SD and the reader is referred to those sources for such definitions.

Product Overview

We manufacture a variety of respiratory products used in the health care industry in a wide range of hospital and alternate site settings, including sub-acute care facilities, home health care and emergency medical care. The Company’s product lines include respiratory care products, medical gas equipment and emergency medical products.

Our product lines include:

Respiratory	Care Products
•	respiratory care/anesthesia products
•	home respiratory care products

Medical	Gas Equipment
•	medical gas system construction products
•	medical gas system regulation devices
•	disposable oxygen and specialty gas cylinders
•	portable suction equipment

Emergency	Medical Products
•	respiratory/resuscitation products
•	trauma and patient handling products

The Company internally reviews the composition of all components supplied to the Company and, based on its knowledge of these components, determines which components do not contain conflict minerals.

Report Overview

The Company has concluded that during 2016 (i) it manufactured products as to which “conflict minerals” (as defined in Section 1, Item 1.01 (d)(3) of Form SD) are necessary to the functionality or production of such products and (ii) based on a reasonable country of origin inquiry (“RCOI”) the Company has not been able to determine the origin of its necessary conflict minerals. Pursuant to SEC staff guidance, no company, including Allied, is required to describe its products as “DRC conflict free,” having “not been found to be ‘DRC conflict free,’” or “DRC conflict undeterminable.”

Due Diligence Process and Results

The Company performed due diligence on the source and chain of custody of the conflict minerals that are necessary to the functionality or production of its products. The due diligence measures conformed to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition), an internationally recognized due diligence framework.

The Company has employed a combination of measures to exercise such due diligence. For example, the Company adopted a formal Conflict Minerals Policy which can be found on the Company’s website at www.alliedhpi.com. In addition, the Vice-President of Operations and Quality Department has implemented and maintains the supply chain due diligence process. This Department is competent to oversee the supply chain due diligence process because of their previous experience with the maintenance of the quality system for FDA compliance and its familiarity with the Company’s production processes. The Vice-President of Operations and Quality Department reports to our Chief Executive Officer.

The Company’s primary means of due diligence was through a supply-chain survey with direct suppliers using a questionnaire based on the EICC/GeSI Conflict Minerals Reporting Template. The Company submitted such a survey to all of its vendors who supply the Company with components which, based on the Company’s internal review, likely contain conflict minerals. We have received responses from each of the vendors to whom we submitted such surveys.

From over 26,000 parts reviewed by the Company, surveys returned to the Company indicated that 135 parts use or contain conflict minerals originating from outside Covered Countries and 185 parts use or contain conflict minerals originating within Covered Countries, but the conflict minerals originating in Covered Countries were smelted at smelters which are compliant with Conflict Free Smelter Program protocols by the Conflict Free Sourcing Initiative (“CFSI”). Surveys received from vendors indicated that one part used by the Company uses or contains conflict minerals, the source of which is unknown. The vendors of 12 parts either did not respond or could not determine whether such parts use or contain conflict minerals. No surveys indicated that any conflict minerals necessary for the functionality of our products were not conflict free.

The Company’s efforts to determine the mine or location of origin of the necessary conflict minerals included submitting the survey described above and additional follow-up contacts with several suppliers.

As a downstream purchaser of inputs, the Company’s due diligence measures can provide only reasonable, not absolute, assurance regarding the source and chain of custody of the necessary conflict minerals. We generally do not have direct relationships with miners, smelters or refiners with respect to conflict minerals and do not perform or direct audits of these entities within our supply chain. The Company’s due diligence processes are based on the necessity of seeking data from our direct suppliers and those suppliers seeking similar information within their supply chains to identify the original sources of the necessary conflict minerals.

Risk Management

The Company has implemented several procedures to manage the risk that our necessary conflict minerals might originate from Covered Countries. For example, the Company’s standard vendor agreement requires vendors to notify the Company if any products supplied to the Company contain conflict minerals and to notify the Company of the country of origin of any such conflict minerals. As smelters are identified, the Company will engage those smelters where possible (or rely on independent industry certifications) to determine if they are “conflict free.” The Company has also added standards relating to the sourcing of conflict minerals to its vendor qualification process and procedures. The status of those vendor qualifications are a consideration in purchasing decisions.